Dror Ortho-Design, Inc.
Shatner Street 3

Jerusalem, Israel

June 12, 2024

VIA EDGAR

Division of Corporation Finance
Office of Industrial Applications and Services
U.S. Securities and Exchange Commission
Washington, D.C. 20549
Attention: Robert Augustin and Lauren Nguyen

Re:	Dror Ortho-Design, Inc.
Registration Statement on Form S-1
Originally filed on February 9, 2024, as amended on April 17, 2024 and June 5, 2024
File No. 333- 276981 (the “Registration Statement”)
Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 of the Rules and Regulations of the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended, Dror Ortho-Design, Inc. (the “Company”) hereby respectfully requests acceleration of the effective date of the Registration Statement, so that it may become effective at 4:00 p.m., Eastern Time, on June 14, 2024, or as soon thereafter as practicable.

Should any member of the staff of the Commission have any questions or comments with respect to this request, please contact our counsel, Haynes and Boone, LLP, attention: Alla Digilova, Esq. at (212) 659-4993.

Very truly yours,

Dror Ortho-Design, Inc.

By:	/s/ Eliyahu (Lee) Haddad
Eliyahu (Lee) Haddad
Chief Executive Officer

cc:	Alla Digilova, Esq., Haynes and Boone, LLP